GLP INVESTMENT SERVICES, LLC

(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

GLP INVESTMENT SERVICES, LLC

TABLE OF CONTENTS
December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41868

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLP Investment Services,LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33335 Grand River Avenue
(No. and Street)

Farmington   **Michigan**   **48336**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Woolson   248-919-1719   dwoolson@glpwins.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ashland Partners & Company,LLP
(Name – if individual, state last, first, and middle name)

3512 Excel Drive Ste 103	Medford	Oregon	97504
(Address)	(City)	(State)	(Zip Code)
03/01/2010		3783	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Darren Woolson__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __GLP Investment Services,LLC__ , as of __December 31__ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Darren Woolson_

Title: Chief Compliance Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ashland Partners & Company LLP

REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Member of GLP Investment Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of condition of GLP Investment Services, LLC (the "Company") as of December 31, 2025, and the related notes to the financial statement (collectively referred to as the "financial statement").

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

The financial statement is the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ashland Partners & Company LLP

We have served as the Company's auditor since 2023.

Ashland Partners & Company LLP
Medford, Oregon
March 30, 2026

www.ashlandpartners.com
Audit and Tax • SOC Exams • GIPS® Verification • Surprise Custody Exams • Agreed Upon Procedures • Cyber Security
3

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$ 179,679
Fees receivable	583,718
Prepaid licenses	37,977
NASD membership	45,380
Loan receivable - related party	231,199
Total Assets	$1,077,953

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payables to commissioned agents	291,172
Accounts payable - trade	37,767
Total Liabilities	$ 328,939
Total Member's Capital	749,014
Total Liabilities and Member's Capital	$1,077,953

The accompanying notes to the financial statements are an integral part of the financial statements.

Note 1 - Nature of Business

GLP investment Services, LLC (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission ("SEC") to conduct business as a broker-dealer of mutual funds and/or variable annuities only. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The Company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation("SIPC").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which it is incurred rather than when paid. Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis. The Company operates as a single segment, and as such, no segment reporting is required.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits. The Company has $0 of restricted cash as of December 31, 2025.

Fees Receivable

Receivables from providers are stated at the amount management expects to collect from the outstanding balances. The Company considers receivables over 30 days past due. The Company evaluates fee receivables on a monthly basis and provides for a current expected credit loss allowance based on management's evaluation of historical loss experience, the financial condition of counterparties, and current and forecasted economic conditions. The Company's counterparties are primarily large mutual fund companies and insurance carriers, and historically, the Company has not experienced material credit losses related to fees receivable. As of December 31, 2025, there is no allowance for credit losses, and for the year then ended there has been no provision, write-offs, recoveries, or changes in the allowance balance. Concentrations of receivables at December 31, 2025 are similar to its revenue concentrations.

Note 2 – Summary of Significant Accounting Policies (continued)

Receivable Other

Other receivables are related to Affiliation fees and are billed quarterly in arrears. Management believes that all affiliation fee receivables as of December 31, 2025 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2025.

FINRA Membership

The FINRA membership is deemed to have an indefinite useful life and recorded at cost. The company determined that the carrying amount of its FINRA membership did not exceed its fair market value and that no impairment has occurred in 2025.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the office equipment of three years. Management annually reviews office equipment to determine whether its carrying value has been impaired and no impairment was recorded in 2025.

Income Taxes

The Company is taxed as a partnership, and its members are taxed on their proportionate share of the Company's taxable income. Effective March 1, 2026, the Company became a single-member LLC, which is disregarded for federal and state income tax purposes. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare distributions to the members in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company. In the preparation of tax returns, tax positions are taken based on interpretation of federal, state, and local income tax laws.

Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed. The Company discloses income taxes paid, net of refunds.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company participates in Michigan's elective pass-through entity tax program ("PTE Tax") on behalf of its members. The PTE Tax is elective annually and assessed at 4.25% of the Company's applicable Michigan income; and therefore, is not considered an income tax as defined by ASC 740, *Income Taxes*. When elected, the PTE Tax is the responsibility of the Company and respectively allocated to each member in proportion to their respective share of the results from operations.

Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of account receivable and estimate of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

Minimum Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the ratio of aggregate indebtedness to net capital was approximately 1.3315 to 1. The Company had net capital at that date of $247,049, which exceeds the required net capital of $21,930 by $225,119. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(1).

Note 2 – Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

Accounting Standards Update 2023-09: *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires more detailed information in reconciling the statutory and effective tax rates and income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and the Company adopted the guidance prospectively effective January 1, 2025. The adoption expanded upon the Company's income tax disclosures and did not have a material effect on the Company's financial position, operations, or cash flows.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company operates in a single segment, and as such, no segment reporting is required.

Note 3 – Related-Party Transactions

Companies related through common ownership and management share office space, equipment, and services. Pursuant to an on-going month-to-month Expense Sharing Agreement ("ESA" and most recently amended effective April 1, 2023), the Company pays for support services and for its allocated use of the office space and equipment. At December 31, 2025, $4,971 was payable.

The Company lent a related party $231,119 during 2021. The loan is unsecured, non-interest bearing, and is due on demand.

Management has evaluated the terms of the ESA, with consideration of practical expedients utilized in accordance with ASC 842 – *Leases* and determined no right-of-use asset or lease liability is required. Therefore, the Company accounts for its use of office space in accordance with the ESA on an accrual basis, month-to-month.

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and commissions receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, commissions receivable is considered subject to minimal risk as they were substantially collected subsequent to year-end.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through March 30, 2026, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.